October 7, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jeffrey Reidler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on March 2, 2009
Definitive Proxy Filed April 3, 2009
File No. 001-07933

Dear Mr. Reidler:

On behalf of Aon Corporation (“Aon” or the “Company”), we acknowledge that we are in receipt of the comment letter of the Staff of the Securities and Exchange Commission addressed to Christa Davies and dated September 24, 2009 (the “Comment Letter”).  Per my conversation with Nandini Acharya on Monday, October 5, 2009, please be advised that we will submit our response to the Comment Letter on or before Friday, October 16, 2009.

If you have any questions, please do not hesitate to contact me at (312) 381-5115.

Very truly yours,

/s/ Jennifer L. Kraft

Jennifer L. Kraft

Vice President, Associate General Counsel and Secretary

cc:  Nandini Acharya